SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

COMMISSION FILE NUMBER 1-36764

A.	Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

and Year Ended December 31, 2014

With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

and Year Ended December 31, 2014

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

June 26, 2015

New York, NY

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013
ASSETS
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	$45,452,968	$51,150,600
Loans receivable from participants	1,296,592	1,369,323

Contributions receivable
Company, net of forfeitures	1,408,614	1,751,291

Total assets	48,158,174	54,271,214

LIABILITIES
Accrued expenses	20,185	10,779

Total liabilities	20,185	10,779

Net assets available for benefits	$48,137,989	$54,260,435

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year December 31, 2014

2014
ADDITIONS TO NET ASSETS
Investment income from UBS Financial Services Inc. Master Investment Trust
Interest income	$67,811
Capital gain distributions and other dividends	827,307

Total investment income	895,118

Net appreciation in the fair value of investments in UBS Financial Services Inc. Master Investment Trust	574,433

Contributions
Participants	1,863,499
Rollovers	51,559
Company, net of forfeitures	1,408,614

Total contributions	3,323,672

Total additions	4,793,223

DEDUCTIONS FROM NET ASSETS
Distributions to participants	10,891,550
Rollovers	2,951
Administrative expenses	21,168

Total deductions from net assets	10,915,669

Net decrease in net assets available for benefits	(6,122,446)

Net assets available for benefits
Beginning of year	54,260,435

End of year	$48,137,989

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.

Plan Merger

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan was merged with the UBS Savings and Investment Plan and formed a single plan named the UBS 401(k) Plan and The Northern Trust Company became the Trustee of the new plan. Effective January 1, 2015 the plan was amended and restated to reflect the newly formed plan.

A separate trust was established for the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan entitled the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan Trust and The Northern Trust Company is the custodian of this plan. UBS Trust Company of Puerto Rico remains the Trustee.

General

The Plan, a defined contribution plan, covers employees of UBS Financial Services Incorporated of Puerto Rico (the Company) and any of its subsidiaries or affiliates, which have adopted the Plan, and are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBS Financial Services), which is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which, in turn, is a wholly owned subsidiary of UBS AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan became effective January 1, 2000 and has been periodically amended. Although the Plan is expected to continue indefinitely, the Company’s Board of Directors can amend, suspend, or terminate the Plan at any time, provided that such action does not reduce the accrued benefits of any participant.

An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico’s contribution limits. All other features of the Plan are similar to those of the UBS Financial Services Inc. 401(k) Plus Plan (UBS 401(k)).

The Plan’s assets are invested in a master trust, which, in turn, invests in mutual/collective funds, guaranteed investment contracts (GICs), the UBS Company Stock Fund (the UBS Stock Fund), short-term investments, corporate debt securities, government securities, venture capital and partnerships.

Certain accounting and other administrative services are provided by the Company and its affiliates at no charge to the Plan.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the Master Trust) was established on January 1, 2000 for the Plan and UBS 401(k). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the Pension Plan) to create one trust consisting of the Plan, UBS 401(k), and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the Trustee). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records to track the individual activity of the Plan/UBS 401(k) (combined) and the Pension Plan. Effective December 10, 2014, the assets of the UBS Financial Services Inc. Pension Plan were removed from the Master Trust and a separate trust was established named the UBS Financial Services Inc. Pension Trust (for the benefit of the UBS Financial Services Inc. Pension Plan). As of December 31, 2014, the UBS Financial Services Inc. Master Trust held assets of the UBS Financial Services Inc. 401(k) Plus Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan.

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other Puerto Rico tax-qualified retirement plans.

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the Code) limits. Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $260,000 for 2014 and $255,000 for 2013, as adjusted pursuant to the U.S. Internal Revenue Code. Pre-tax contributions are limited by the Code to $15,000 for 2014 and 2013. As a result of Law 92 that became effective May 16, 2006, participants who attained age 50 on or before December 31, 2012 were limited to pre-tax contributions of $16,500 for 2014 and 2013. These limits are subject to change in future years to be consistent with Puerto Rico Code limits.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Contributions (continued)

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant’s pre- and after-tax contributions does not exceed 85% for 2014 and 2013. After-tax contributions may be considered in determining the Company’s matching contribution.

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant’s account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. Effective January 1, 2012, the match formula and eligible participants (eligible participants was only changed for the 2012 Plan year) were changed. The Company’s match is calculated by multiplying each participant’s pre-tax and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000. Company match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, and after-tax contribution elections. For plan years 2014 and 2013, all participants regardless of their earnings were eligible to receive the company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year. The retirement contribution is invested according to the participant’s investment election in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Company Contributions (continued)

If a participant has not selected his or her investment elections, the Company contributions are invested in the target year lifecycle funds, the default investment option.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). Both accounts are managed by the employee as a single account. Only one asset allocation can be selected for both accounts. The participant’s Employee Account reflects all of the participant’s contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Participants can make separate investment elections for their future pre- and after-tax contributions (directed to the Employee Account) and for their employer contributions (directed to the Company Account).

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited balances of terminated participants’ unvested Company Accounts are used to reduce the Company’s contributions to the Plan. Unallocated forfeited balances as of December 31, 2014 and 2013 were $31,874 and $4,016, respectively, and were used to reduce Company contributions made in the following plan year.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant’s vested account balance, or $50,000, reduced by the participant’s highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 10.25% for the years ended December 31, 2014 and 2013. The repayment period for the loan depends on the type of loan granted. Non-hardship and hardship short-term loans may be repaid over one to five years, while the repayment period for primary residence loans is 10 to 20 years.

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant’s paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s right to receive additional loans under the Plan. If a loan is not repaid within 90 days, it will automatically be treated as a distribution to the participant.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Plan Termination (continued)

assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Payments of Benefits

Benefits to participants are recorded when paid.

Loans Receivable from Participants

Loans receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant does not make loan repayments for more than 90 days, the Plan administrator will deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan’s investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan’s interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for a discussion of fair value measurements).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management is currently assessing the potential impact of ASU 2015-07 on the Plan’s financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST

Effective December 10, 2014, the assets of the UBS Financial Services Inc. Pension Plan were removed from the Master Trust and a separate trust was established named the UBS Financial Services Inc. Pension Trust (for the benefit of the UBS Financial Services Inc. Pension Plan). As of December 31, 2014, the UBS Financial Services Inc. Master Trust held assets of the UBS Financial Services Inc. 401(k) Plus Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (See Note 4 for a schedule of investments).

Prior to December 10 2014, the Master Trust held the investments of the Plan, UBS 401(k), and the Pension Plan. Each participating retirement plan has a divided interest in the Master Trust. As such, investment and related income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Plan and UBS 401(k)’s participating interests in the investment funds of the Master Trust are based on account balances of the participants and their elected investment funds. The Master Trust’s assets are allocated by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan and UBS 401(k) (combined).

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST (continued)

The following is a summary of the net assets for the Master Trust and the Plan’s percentage interest as of December 31, 2014 and 2013:

	December 31, 2014
	Master Trust	Plan’s ownership percentage
Mutual/collective funds
U.S.	$2,355,844,689	1%
International regions	7,730,235	2%
GICs	129,615,080	0%
UBS Stock Fund	228,787,352	2%
Short-term investments	137,481,833	5%

	$2,859,459,189
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	2,191,768
Investment income receivable	144,730

	$2,861,795,687

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST (continued)

	December 31, 2013
	Master Trust	Plan’s ownership percentage
Non-interest-bearing cash	$6,400,216	0%
Mutual/collective funds
U.S.	2,536,127,597	2%
International regions	7,515,159	2%
GICs	138,819,052	0%
UBS Stock Fund	254,892,869	3%
Short-term investments	165,148,535	2%
Corporate debt securities
U.S.	75,830,974	0%
International regions	15,285,877	0%
Government securities
U.S.	115,044,341	0%
International regions	3,106,708	0%
Venture capital and partnerships	783,372	0%

	3,318,954,700
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,194,638
Payable for securities purchased	(97,439,969)
Receivable for securities sold	94,118,900
Investment income receivable	1,186,723

	$3,320,014,992

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST (continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2014:

Net transfers (loans receivable from participants, contributions and contributions receivable, net transfers, distributions to participants and rollovers for the participating plans)	$83,282,369

Net appreciation (depreciation) in fair value of investments
Mutual/collective funds	67,458,020
UBS Stock Fund	(30,319,662)
Corporate debt securities	3,827,213
Government securities	(22,505)
Venture capital and partnerships	49,063
Interest, capital gain distributions and dividend income	80,152,364

Total investment income	121,144,493

Administrative expenses	5,593,278

Transfer of the Pension Plan assets out of the Master Trust	(657,052,889)

Net decrease	(458,219,305)

Net assets
Beginning of the year	3,320,014,992

End of year	$2,861,795,687

The following table represents investment income earned by the Plan and UBS 401(k) for the year ended December 31, 2014:

Net realized and unrealized appreciation (depreciation) in fair value of investments
Mutual/collective funds	$59,268,063
UBS Stock Fund	(30,319,662)

28,948,401
Interest, capital gain distributions and dividend income	72,682,203

Total Plan and PRSP investment income	$101,630,604

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST (continued)

Net assets, net investment income and gains and losses are allocated based on the ownership interest percentage of the plans in the Master Trust.

The following table represents investment income earned by the Pension Plan for the year ended December 31, 2014:

Net realized and unrealized appreciation (depreciation) in fair value of investments
Mutual/collective funds	$8,189,957
Corporate debt securities	3,827,213
Government securities	(22,505)
Venture capital and partnerships	49,063

12,043,728

Interest, capital gain distributions and dividend income	7,470,161

Total Pension Plan investment income	19,513,889

Master Trust investment income	$121,144,493

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST (continued)

The investments within the Master Trust that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2014	2013
UBS AG SHS COM	$228,787,352	$254,892,869
MFB NT COLLECTIVE S&P500 INDEX FUND - DC - NON LENDING - TIER TWO	204,830,277	155,967,679
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD	142,932,368	133,384,510
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD	130,477,141	111,073,012
MFO UBS MONEY SER SELECT PRIME PFD FD	128,013,574	133,960,425
HEWITT MONEY MARKET FUND	87,246,385	82,507,048
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD	80,365,647	65,920,681
MFO UBS SMALL CAP GROWTH UNIT G	70,194,593	94,340,035
MFO UBS LARGE CAP VALUE UNIT Q	67,177,507	93,463,392
MFO SMALL CAP VALUE POOL UNIT-C	62,478,522	80,456,082
MFO UBS LARGE CAP GROWTH UNIT P	60,184,772	89,932,736
MFO LARGE CAP GROWTH UNIT-D	58,809,157	86,853,908
MFO UBS MID CAP GROWTH UNIT M	58,761,766	79,908,660
MFO PIMCO FDS PAC INVT MGMT SER TOTAL RETURN FD INSTL CL	58,598,413	61,696,844
MFO UBS MID CAP VALUE UNIT L	56,938,711	78,283,970
MFO UBS LARGE CAP VALUE UNIT E	52,032,166	81,066,680
THE GROWTH FUND OF AMERICA CLASS R5	44,944,958	43,910,709
GIC ROYAL BANK OF CANADA CNTCT NYDWI08 UBS-0603 RATE: 0.200% OPEN SYNTHETIC	42,899,892	46,465,787
GIC CDC CNTRCT 1859-01 RATE: 0.200% MAT: OPEN SYNTHETIC	42,855,802	46,416,905
GIC TRANSAMERICA LIFE CNTCT MDA01003TR RATE: 0.28% MAT: OPEN SYNTHETIC	42,892,197	46,420,856
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD	38,835,836	28,537,526
CAPITAL WORLD GROWTH & INCOME FUND CLASS R5	31,176,710	33,321,363
MFO UBS ARTISAN INTL GROWTH UNIT H	29,678,914	52,011,663
MFO UBS DELAWARE INTL VALUE UNIT J	24,263,485	46,760,679
MFO UBS EURO INTL GROWTH UNIT K	23,919,519	46,583,841
MFO UBS MANNING INTL VALUE UNIT N	21,840,336	46,123,619
UBS GLOBAL ALLOCATION FUND CLASS Y	21,186,612	22,142,142
MFO VANGUARD TARGET RET INC FD 308	20,589,292	20,145,896
UBS U.S. ALLOCATION FUND CLASS Y	18,255,067	17,241,736
PACE LARGE COMPANY VALUE EQUITY FUND CLASS Y	18,343,397	17,891,039

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST (continued)

MFB NORTH NTR GLOBAL INVTS COLTV FDS COLTV EXTD EQTY MKT INDEX FD	$18,204,596	$6,645,819
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2010 FD	18,124,411	18,732,519
MFO 1ST EAGLE SOGEN GLOBAL FDS CL I	17,057,449	9,470,223
PACE INTERNATIONAL EQUITY FUND CLASS Y	16,119,157	17,596,708
PACE LARGE COMPANY GROWTH EQUITY FUND CLASS Y	15,529,516	15,546,885
NEW PERSPECTIVE FUND CLASS R5	14,972,891	15,418,707
NEW WORLD FUND CLASS R5	14,696,615	18,263,869
FIRST EAGLE GLOBAL FUND CLASS A	14,379,686	15,054,848
FUNDAMENTAL INVESTORS CLASS R5	14,097,918	15,914,966
MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND - DC - NON LENDING - TIER TWO	13,706,746	6,348,998
CAPITAL INCOME BUILDER FUND CLASS R5	13,562,390	13,623,254
SMALL-CAP WORLD FUND CLASS R5	13,442,954	14,907,077
THE INVESTMENT COMPANY OF AMERICA CLASS R5	12,077,150	10,421,535
MFO EMERGING MARKETS UNITS S	10,814,575	39,262,421
ALLIANZGI NFJ SMALLCAP VALUE FUND INSTITUTIONAL CLASS	10,750,506	12,332,675
THE INCOME FUND OF AMERICA CLASS R5	10,403,628	10,379,723
MFO EMERGING MARKETS UNIT R	10,271,140	38,320,975
WASHINGTON MUTUAL INVESTORS FUND CLASS R5	10,024,000	9,754,453
YACKTMAN FOCUSED FUND SERVICE CLASS	9,918,074	8,734,734
IVY ASSET STRATEGY FUND CLASS A	9,673,536	11,757,430
PACE INTERNATIONAL EMERGING MARKETS EQUITY FUND CLASS Y	9,442,125	11,087,369
ALLIANZGI NFJDIVIDEND VALUE FUND INSTITUTIONAL CLASS	8,990,075	8,821,144
MFO PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL	8,968,294	7,913,820
MFB NT COLLECTIVE EXTENDED EQUITY MARKET INDEX FUND	8,495,659	11,122,859
THE NEW ECONOMY FUND CLASS R5	8,287,438	8,339,131
NTGI COLTV GOVT STIF REGI STERED	8,142,125	24,358,945
MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND - NON LENDING - TIER TWO	8,118,897	3,056,151
MFB NT COLLECTIVE RUSSELL 1000 INDEX FUND - NON LENDING	8,111,966	8,166,623
OPPENHEIMER DEVELOPING MARKETS CLASS A	7,806,660	9,746,850
AMCAP FUND CLASS R5	7,561,845	7,093,322
THE BOND FUND OF AMERICA CLASS R5	7,294,512	7,578,194
YACKTMAN FUND SERVICE CLASS	6,931,700	6,921,806
LAUDUS U.S. LARGE CAP GROWTH FUND	6,774,734	6,974,418
MFB NT COLLECTIVE EAFE INDEX FUND-NON LENDING	6,614,759	6,702,189
UBS DYNAMIC ALPHA FUND CLASS Y	6,197,051	6,862,384
ALLIANZGI NFJ LARGE CAP VALUE FUND INSTITUTIONAL CLASS	4,825,095	4,814,989

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST (continued)

FPA CRESCENT PORTFOLIO	$4,470,495	$3,517,936
PACE MORTGAGE-BACKED SECS FIXED INCOME INVESTMENTS FUND CLASS Y	4,438,419	—
ALLIANZGI GLOBALSMALL-CAP FUND INSTITUTIONAL CLASS	4,383,877	4,852,499
BLACKROCK GLOBAL ALLOCATION FUND INC CLASS A	4,367,788	5,133,380
PUTNAM CAPITAL SPECTRUM FUND CLASS A	4,275,366	2,793,669
AMERICAN MUTUAL FUND CLASS R5	3,647,092	3,823,050
T ROWE PRICE CAPITAL APPRECIATION	3,579,805	2,514,821
PERMANENT PORTFOLIO FUND	3,384,695	4,491,673
UBS U.S. SMALL-CAP GROWTH FUND CLASS Y	3,379,903	3,275,508
TEMPLETON GLOBAL BOND FUND CLASS A	3,376,190	3,881,725
PIMCO ALL ASSET ALL AUTHORITY FUND INSTITUTIONAL SHARES	3,360,426	3,986,284
T ROWE PRICE HEALTH SCIENCES	3,350,837	2,083,919
MFO WELLS FARGO SRF G	3,158,958	—
UBS GLOBAL SUSTAINABLE EQUITY FUND CLASS Y	3,084,561	3,422,170
MAIN STAY MARKETFIELD FUND CLASS I	3,077,642	5,827,506
VIRTUS PREMIUM ALPHASECTOR FUND CLASS A	3,067,795	2,990,677
PACE INTERNATIONAL FIXED INCOME FUND CLASS Y	3,062,028	3,292,238
THE GROWTH FUND OF AMERICA CLASS F-2	3,027,233	2,227,068
LOOMIS SAYLES STRATEGIC INCOME FUND CLASS A	2,995,658	2,639,068
MANAGERS CADENCE EMERGING COMPANIES FUND INSTITUTIONAL	2,986,428	3,409,870
BLACKROCK EQUITY DIVIDEND FUND CL A	2,780,100	3,113,554
AMERICAN HIGH INCOME TRUST CLASS R5	2,709,398	3,087,385
THE FAIRHOLME FUND	2,684,863	2,998,375
EATON VANCE ATLANTA CAPITAL SMID-CAP FUND CLASS A	2,652,099	2,406,085
PIMCO HIGH YIELD FUND INSTITUTIONAL CLASS	2,640,071	2,925,418
IVY SCIENCE AND TECHNOLOGY FUND CLASS A	2,610,832	2,406,085
PIMCO EMERGING MARKETS BOND FUND INSTL CL	2,582,466	3,174,399
PIMCO INT’L STOCK PLUS AR STRATEGY FD INSTITUTIONAL CLASS	2,463,786	2,860,995

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:	Unobservable inputs for the financial instrument.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual/collective funds, short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

Guaranteed investment contracts (GICs): The fair value of synthetic guaranteed investment contracts equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consists of commingled investment funds that are valued based on the NAV of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee, less contract fee submitted with market re-bid multiplied by the contract book value, which is discounted using duration equivalent swap rate. The Plan held no interest in the GICs as of December 31, 2014 and 2013.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Government securities and corporate debt securities: These investments are valued daily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated, indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread, and data points for yield curves) to these methods can be considered to be observable market-based data. Corporate debt securities use the discounted cash flows method. The inputs (issue’s margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market-based data.

Venture capital and partnerships: These investments are valued at fair value using methods determined in good faith by the General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. A variety of factors are reviewed and monitored to determine the fair value of investments, including their current operating performance and future expectations of a particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values, and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market transactions or other data, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market, and other risk factors. These investments are held by the Pension Plan.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2014 and 2013.

At December 31, 2014, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)
Mutual/collective funds
U.S.	$1,482,723,880	$873,120,809	$—	$2,355,844,689
International regions	—	7,730,235	—	7,730,235

Total mutual/collective funds	1,482,723,880	880,851,044	—	2,363,574,924

GICs	—	129,615,080	—	129,615,080
UBS Stock Fund	228,787,352	—	—	228,787,352
Short-term investments	129,339,708	8,142,125	—	137,481,833

Total Plan and UBS 401(k) investments, at fair value	$1,840,850,940	$1,018,608,249	$—	$2,859,459,189

Adjustment from fair value to contract value for fully benefit- responsive investment contracts				2,191,768

Investment income receivable				144,730

Master Trust net assets				$2,861,795,687

At December 31, 2014, the Plan’s interest in the net assets of the Master Trust was approximately 2%.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

At December 31, 2013, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)
Mutual/collective funds
U.S.	$1,389,155,821	$776,288,774	$—	$2,165,444,595
International regions	—	7,515,159	—	7,515,159

Total mutual/collective funds	1,389,155,821	783,803,933	—	2,172,959,754

GICs	—	138,819,052	—	138,819,052
UBS Stock Fund	254,892,869	—	—	254,892,869
Short-term investments	133,960,425	6,788,650	—	140,749,075

Total Plan and UBS 401(k) investments, at fair value	$1,778,009,115	$929,411,635	$—	$2,707,420,750

Adjustment from fair value to contract value for fully benefit- responsive investment contracts				3,194,638

Investment income receivable				89,633

Total Plan and UBS 401(k) net assets				$2,710,705,021

At December 31, 2013, the Plan’s interest in the net assets of the Master Trust was approximately 2%.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension Plan
Mutual/collective funds
U.S.	$—	$370,683,002	$—	$370,683,002

Total mutual/collective funds	—	370,683,002	—	370,683,002

Short-term investments	—	24,399,460	—	24,399,460

Corporate debt securities
U.S.	—	75,830,974	—	75,830,974
International regions	—	15,285,877	—	15,285,877

Total corporate debt securities	—	91,116,851	—	91,116,851

Government securities
U.S.	—	115,044,341	—	115,044,341
International regions	—	3,106,708	—	3,106,708

Total government securities	—	118,151,049		118,151,049

Venture capital and partnerships	—	—	783,372	783,372

Total Pension Plan investments, at fair value	$—	$604,350,362	$783,372	$605,133,734

Non-interest-bearing cash				6,400,216
Payable for securities purchased				(97,439,969)
Receivable for securities sold				94,118,900
Investment income receivable				1,097,090

Total Pension Plan net assets				$609,309,971

Master Trust
Total Master Trust investments, at fair value	$1,778,009,115	$1,533,761,997	$783,372	$3,312,554,484
Non-interest-bearing cash				6,400,216
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				3,194,638
Receivable for securities sold and purchased (net) and investment income				(2,134,346)

Master Trust net assets				$3,320,014,992

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements

Venture Capital and Partnerships
Beginning balance, as of January 1, 2013	$916,900
Realized gains	190,599
Settlements	(324,127)

Ending balance, as of December 31, 2013	783,372
Realized gains	49,063
Settlements	(639,208)
Transfer of Pension assets out of the Master Trust	(193,227)

Ending balance, as of December 31, 2014	$—

The realized gains are included in the net appreciation in the fair value of investments in UBS Financial Services, Inc. Master Investment Trust reported within the Statements of Changes in Net Assets Available for Benefits for the Pension Plan.

NOTE 5	RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6	RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Company. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Trustee. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the year ended December 31, 2014, the Plan received a common stock dividend of $103,057 from the Company.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 6	RELATED-PARTY TRANSACTIONS (continued)

The UBS mutual funds’ investment advisor, administrator, and distributor is UBS GAM, a direct, wholly owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the self-directed window and the UBS Select Money Market Fund, which is offered in one of the core funds. These fees were paid by the participants.

NOTE 7	TAX STATUS

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 24, 2001, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC-94) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011, by the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and the retirement plan rules are now enacted as Puerto Rico Code Section 108.01. Subsequent to this determination by the Treasury, the Plan was amended and restated effective January 1, 2011, to include all separate and subsequent amendments (through 2013) and conform to the qualification requirements of the Puerto Rico Code. On April 10, 2014, UBS filed for qualified plan status approval with the Treasury. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan has not been qualified nor is intended to be qualified under Sections 401(a) or 401(k) of the U.S. Internal Revenue Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2010.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 8	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$4,793,223
Less: Administrative expense	(21,168)

Total income per the Form 5500	$4,772,055

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans*	0-20 years maturity with interest rates ranging from 5.25%-10.25%**	$1,296,592

*	Party-in-interest.
**	0 years maturity – The loan will be paid off in less than 12 months.

Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico

Savings Plus Plan

/s/ Michael O’Connor
Name:	Michael O’Connor
Title:	Plan Administrator
Date: June 26, 2015